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Hook & Irons Golf and Social Lounge

Bar and Lounge

106 North Hook Rd
Pennsville, NJ 08070
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $50,000 invested.
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THE PITCH
Hook & Irons Golf and Social Lounge is seeking investment to open an indoor golf and social lounge.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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INTRODUCING HOOK & IRONS

Founded by two firefighters, Hook & Irons will be a golf simulator and lounge providing great experiences in a friendly, relaxed environment. Golfer or not, Hook & Irons will be a destination for friend groups, corporate outings, date nights, and parties with a welcoming bar and gastropub program and multiple sporting experiences to choose from.

Four premium indoor golf simulators are the main attraction. Golfers can choose either full 18-hole rounds for enjoyment, partial (from 3 to 9 holes) rounds, or select the training functions which supply critical performance feedback to aide in game improvement.
Non-golfers can enjoy the multi- sports package, offering baseball, football, soccer, archery, dodgeball, and a host of other games.
Simulators not in use? These high-end systems incorporate powerful projectors that can show any televised event on local cable.
An elevated yet accessible full bar and food menu make Hook & Irons a destination even for those not actively golfing.
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THE MARKET

Country clubs, public courses, indoor golf centers, driving ranges and commercial investors are clamoring to become part of the billion-dollar golf industry. Statistics show there are over 28,800,000 golfers in the United States and they are constantly looking for the newest innovation, best training tips and most importantly, new ways to have fun.

Each of our 4 state-of-the-art golf simulator units will be linked to allow competition and record keeping.
At Hook & Irons a group of four can play 18 holes in about 3 hours on a wide variety of courses for only $45 per hour AND have access to food and beverage at their booth. Compare this to a nearly 5 hour round on a local golf course that can cost anywhere from $45-$90 per player.
We provide a realistic golf experience in a comfortable environment, turning the local golf season from 270 days to 365 days per year.
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LOCATION

Our space is located strategically both in terms of demographics and logistics. We're working with a firm to design a space that's high-end yet comfortable, complete with a full bar, second-floor mezzanine and event space, and of course, a lounge environment for golfers and their guests to relax and play a round.

Our location is within 2 miles from all major highways such as NJ Turnpike, Interstate 295, Delaware Memorial Bridge, Route 40, Route 49, and Route 130.
There are 7 golf courses within 15 miles of our location, and an additional 4 within 20 miles.
The average age (30-50), median income (50-100k), and rate of home ownership (>65%) in Pennsville Township (NJ), Salem County (NJ), Gloucester County (NJ), and New Castle County (DE) are consistent with the national average golfer demographic identified by Benchcraft,

National Golf Foundation, and Statista.

The average daily traffic count is approximately 17,000 vehicles per day.

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TOO COLD TO GOLF? TO HOT? LIKE GOLFING IN THE RAIN?

It's always 70 and sunny at Hook & Irons!

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THE INVESTMENT OPPORTUNITY

We have put in $600,000 of our own money to start this project, which has been used for the purchase of the liquor license, purchase of the property, demolition of the existing dilapidated building, and associated soft costs. Additional funds raised will be used to upgrade specific components of the buildout, from builders grade to premium luxury finishes.

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436 hours

Simulator hours per week

5,000 sq. ft.

Floor Space

$500,000

Projected Annual Revenue

86,000 people

Social Media Followers

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SEPTEMBER 2019

Incorporated

Jitter N The Bug Corporation was formed in September 2019.

JANUARY 2020

Site Secured

The property was procured and lot cleared in January 2020.

2020-2021

Property Planned.

From late 2020 into mid-2021 the site plan was completed, and the building designed.

MARCH 2022

Funded

After several Covid-19 hurdles, Hook & Irons was primarily funded in March 2021.

JUNE-AUGUST 2022

Capital Raise

Launching our investment campaign in order to elevate the Hook & Irons experience from builders-grade to the lap of luxury.

AUGUST 2022

Construction

Construction is expected to begin in early August 2021.

MARCH 2023

Opening

The project schedule forecasts a March 2023 opening!

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BUSINESS PLAN

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THE TEAM

Fred Ayars
Co-founder

Fred and John have been friends since childhood, and have an extensive history in entertainment and event coordination. We've been mobile disc-jockeys for 25 years, as were our fathers together before us. We've worked in bar/restaurants in the area as DJs and bar staff.

Fred has been a volunteer firefighter in Salem City since 1990, and has been the Fire Chief since 2004. He manages a volunteer staff of 56 personnel. His most recent employment was with PSEG Nuclear Generating Station in Salem NJ, and was a Nuclear Fire Protection Supervisor managing a staff of 25. Married to Karen, with children ages 14 and 16.

Fred and John will be full time owner/operators with full management & oversight responsibilities, and employ an initial staff of seven.

Johnny Maxwell III
Co-founder

Fred and John have been friends since childhood, and have an extensive history in entertainment and event coordination. We've been mobile disc-jockeys for 25 years, as were our fathers together before us. We've worked in bar/restaurants in the area as DJs and bar staff.

Johnny has been a volunteer firefighter since 2015. His most recent employment was also with PSEG Nuclear Generating Station, as a Security Operations Manager, managing a staff 250. Married to Alaura, with children ages 2 and 4.

Fred and John will be full time owner/operators with full management & oversight responsibilities, and employ an initial staff of seven.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Interest Payments during construction $47,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$458,376	$631,700	$675,918	$709,713	$731,004
Cost of Goods Sold	$48,000	$53,000	$70,780	$74,318	$76,547
Gross Profit	$410,376	$578,700	$605,138	$635,395	$654,457

EXPENSES

Rent	$0	$0	$0	$0	$0
Utilities	$16,500	$24,000	$24,000	$24,000	$24,000
Salaries & Wages	$81,476	$191,040	$200,000	$200,000	$200,000
Insurance	$10,046	$30,000	$30,000	$30,000	$30,000
Other Misc. Expenses	$41,499	$67,284	$70,000	$70,000	$70,000
Operating Profit	$260,855	$266,376	$281,138	$311,395	$330,457

This information is provided by Hook & Irons Golf and Social Lounge. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2020 Balance Sheet
2020 Income Statement
2021 Balance Sheet
2021 Income Statement
Financial Projections.xlsx
Investment Round Status
Target Raise $50,000
Maximum Raise $150,000
Amount Invested $0
Investors 0
Investment Round Ends August 26th, 2022
Summary of Terms
Legal Business Name Jitter N The Bug Corporation
Investment Structure Revenue Sharing Note

Early Investor Bonus
Investment multiple for the first $50,000 invested
1.6×
Investment Multiple 1.4×
Business's Revenue Share 3%-9%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date June 30th, 2028
Financial Condition
Forecasted milestones

Hook & Irons Golf and Social Lounge forecasts the following milestones:

Complete Construction in Pennsville NJ by March 2023.

Hire for the following positions by March 2023: Bar Staff, Hostess, Manager.

Achieve $600,000 revenue per year by 2026.

Achieve $100,000 profit per year by 2028.

Other outstanding debt or equity

As of June 2022, Hook & Irons Golf and Social Lounge has debt of $1,625,000 outstanding and a cash balance of $10,000. This debt is sourced primarily from a WSFS SBA 7(A) loan and will be senior to any investment raised on Mainvest. In addition to the Hook & Irons Golf and Social Lounge's outstanding debt and the debt raised on Mainvest, Hook & Irons Golf and Social Lounge may require additional funds from alternate sources at a later date.

No operating history

Hook & Irons Golf and Social Lounge was established in June 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Hook & Irons Golf and Social Lounge to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Reliance on Management

As a securities holder, you will not be able to participate in Hook & Irons Golf and Social Lounge's management or vote on and/or influence any managerial decisions regarding Hook & Irons Golf and Social Lounge. Furthermore, if the founders or other key personnel of Hook & Irons Golf and Social Lounge were to leave Hook & Irons Golf and Social Lounge or become unable to work, Hook & Irons Golf and Social Lounge (and your investment) could suffer substantially. However, we are not a sole ownership, and a single owner impact would not impact the ability of the surviving owner.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Hook & Irons Golf and Social Lounge and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Hook & Irons Golf and Social Lounge is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

Changes in Economic Conditions Could Hurt Hook & Irons Golf and Social Lounge

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Hook & Irons Golf and Social Lounge's financial performance or ability to continue to operate. In the event Hook & Irons Golf and Social Lounge ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Hook & Irons Golf and Social Lounge nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Hook & Irons Golf and Social Lounge will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Hook & Irons Golf and Social Lounge is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Hook & Irons Golf and Social Lounge will carry some insurance, Hook & Irons Golf and Social Lounge may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Hook & Irons Golf and Social Lounge could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Hook & Irons Golf and Social Lounge's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Hook & Irons Golf and Social Lounge's management will coincide: you both want Hook & Irons Golf and Social Lounge to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Hook & Irons Golf and Social Lounge to act conservative to make sure they are best equipped to repay the Note obligations, while Hook & Irons Golf and Social Lounge might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Hook & Irons Golf and Social Lounge needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Hook & Irons Golf and Social Lounge or management), which is responsible for monitoring Hook & Irons Golf and Social Lounge's compliance with the law. Hook & Irons Golf and Social Lounge will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Hook & Irons Golf and Social Lounge is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Hook & Irons Golf and Social Lounge fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Hook & Irons Golf and Social Lounge, and the revenue of Hook & Irons Golf and Social Lounge can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Hook & Irons Golf and Social Lounge to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

Pandemic Impact

Any current or future pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to pandemic restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Hook & Irons Golf and Social Lounge. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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